UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington D.C. 20549


                      SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                    (Amendment No. 4)*


                    ATARI CORPORATION
                     (Name of Issuer)


            Common Stock, par value $.01 per share
                (Title of Class of Securities)

                       046515102
                     (CUSIP Number)

                  Peter R. Haje, Esq., General Counsel
                  Time Warner Inc.
                  75 Rockefeller Plaza
                  New York, New York 10019
                  (212) 484-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                      April 19, 1994

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D


CUSIP No. 046515102            Page  2  of  8  Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  TIME WARNER INC.
                  IRS NO. 13-1388520

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  a / /
                  b / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                  NOT APPLICABLE

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)             /   /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF
                    7  SOLE VOTING POWER
SHARES
                    8  SHARED VOTING POWER
BENEFICIALLY             15,770,000 (See Item 5)

OWNED BY
                    9  SOLE DISPOSITIVE POWER
EACH
                   10  SHARED DISPOSITIVE POWER
REPORTING                15,770,000 (See Item 5)

PERSON

WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  15,770,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 26.8%

14    TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                            SCHEDULE 13D


CUSIP No. 046515102              Page  3  of  8  Pages

1                   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WARNER COMMUNICATIONS INC.
                  IRS NO. 13-2696809

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  a / /
                  b / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                  WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)              /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF

SHARES
                    7  SOLE VOTING POWER
BENEFICIALLY
                    8  SHARED VOTING POWER
OWNED BY                  15,770,000 (See Item 5)

EACH
                    9  SOLE DISPOSITIVE POWER
REPORTING
                    10  SHARED DISPOSITIVE POWER
PERSON                    15,770,000 (See Item 5)

WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  15,770,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 26.8%

14    TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          Amendment No. 4 to Schedule 13D

         Time Warner Inc., a Delaware corporation ("Time Warner") and Warner Communications Inc. ("WCI") (collectively, the "Reporting Persons"), hereby amend and supplement the amended and restated Statement on Schedule 13D relating to the Common Stock, $.01 par value per share (the "Common Stock") of Atari Corporation ("Atari"), as filed with the Securities and Exchange Commission on March 29, 1994 by Time Warner and WCI.
As provided in the amended and restated Schedule 13D dated
March 28, 1994 filed by the Reporting Persons and a Joint
Filing Agreement of the same date filed as an Exhibit (which
Exhibit is incorporated herein by reference), the Reporting Persons have agreed, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Common Stock of the Issuer, and the amended and restated Schedule 13D of the Reporting
Persons is hereinafter referred to as the "Statement".
         Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Statement.

Item 3.        Source and Amount of Funds or Other Consideration
         Item 3 of the Statement is hereby amended and supplemented by adding the following:
         "On April 4, 1994, Time Warner and WCI entered into an Assignment and Assumption Agreement ("Assignment Agreement") pursuant to which Time Warner assigned all of its rights and obligations under the Stock Purchase Agreement and the related Letter Agreement to WCI and WCI agreed to assume all such obligations."

Item 5.        Interest in Securities of the Issuer.
         The fourth, fifth and sixth paragraphs of Item 5 of the Statement are hereby amended in their entirety to read as follows:
         "According to Atari, on March 24, 1994, there were outstanding on such date 57,223,862 shares of Atari Common Stock. Upon the issuance of 1,500,000 and 70,000 shares of Atari Common Stock to WCI and Games, respectively on April
19, 1994, there were approximately 58,793,862 shares of Atari Common Stock outstanding. The 15,770,000 shares of Atari
Common Stock beneficially owned by Time Warner constitutes approximately 26.8% of the outstanding Atari Common Stock.
The 15,770,000 and 70,000 shares of Atari Common Stock held by WCI and Games constitutes, respectively, 26.7% and 0.12% of the outstanding Atari Common Stock.
         Time Warner and WCI have the sole power to vote and, subject to the restrictions described in Item 6, the sole power to dispose of the 15,700,000 shares of Atari Common
Stock, including the 1,500,000 shares of Atari Common Stock acquired pursuant to the Stock Purchase Agreement registered in the name of WCI and owned beneficially by Time Warner.
Time Warner, WCI and Games have the sole power to vote and subject to the restrictions as set forth in Item 6 hereto, the power to dispose of the 70,000 shares of Atari Common
Stock acquired by Games pursuant to the Games Stock Purchase Agreement and owned beneficially by WCI and Time Warner.
         Neither Time Warner, WCI or Games is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D in, any shares of Atari Common Stock by Time Warner, WCI, Games or any person listed on Annex A or Annex B hereto except as set forth herein."

Item 6.        Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Statement is hereby amended and supplemented by adding the following sentence at the end of the first paragraph thereof:
         "As more fully described in Item 3 herein, Atari acknowledged the Assignment by Time Warner of the registration rights described above to WCI."

Item 7.        Materials to be filed as Exhibits.
         Exhibit 5.        Assignment and Assumption Agreement
                           dated April 4, 1994 between Time Warner
                           Inc. and Warner Communications Inc.

                                            EXHIBIT INDEX



Exhibit No.    Description                       Page No.
Exhibit 5.     Assignment and Assumption            *
               Agreement dated April 4, 1994
               between Time Warner Inc. and
               Warner Communications Inc.











*Incorporated by Reference

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 19, 1994

                          TIME WARNER INC.


                         By /s/Peter R. Haje
                         Name: Peter R. Haje
                         Title: Executive Vice President


                         WARNER COMMUNICATIONS INC.


                         By /s/Peter R. Haje
                         Name: Peter R. Haje
                         Title: Executive Vice President


                                                 ANNEX A


         The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.


                                    Principal Occupation or
Name               Office           Employment and Address

Merv Adelson       Director         Chairman,
                                    East-West Capital
                                    Associates
                                    11111 Santa Monica Blvd.
                                    Los Angeles, CA  90025
                                    (private investment
                                    company)

Timothy A.         Senior Vice      Senior Vice
Boggs              President        President
                                    Time Warner*
                                    800 Connecticut Avenue,
                                    NW, Suite 800
                                    Washington, DC 20006

Lawrence B.         Director        Partner,
Buttenwieser                        Rosenman & Colin
                                    575 Madison Avenue
                                    New York, NY  10022
                                    (attorney)

Hugh F.            Director         Partner,
Culverhouse                         Culverhouse, Botts &
                                    Story
                                    1408 North West Shore
                                    Blvd.
                                    Tampa, FL  33607
                                    (attorney)

Edward S.          Director         Chairman,
Finkelstein                         Finkelstein
                                    Associates Inc.
                                    712 Fifth Avenue
                                    New York, NY  10019
                                    (consulting)

Beverly Sills      Director         Chairman-Elect,
Greenough                           Lincoln Center for the
                                    Performing Arts
                                    211 Central Park West
                                    New York, NY 10024
                                    (entertainment)

David R. Haas      Senior Vice      Senior Vice President
                   President and    and Controller, Time
                   Controller       Warner*

Peter R. Haje      Executive Vice   Executive Vice President,
                   President,       Secretary and General
                   Secretary and    Counsel, Time Warner*
                   General Counsel

Carla A. Hills     Director         Chairman and Chief
                                    Executive Officer, Hills
                                    & Company
                                    1200 Nineteenth Street,
                                    NW
                                    Washington, DC 20036
                                    (international trade
                                    consultants)

Geoffrey W.        Senior Vice      Senior Vice President,
Holmes             President        Time Warner*

Tod R. Hullin      Senior Vice      Senior Vice President
                   President        Time Warner*

David T.           Director         Senior University Fellow,
Kearns                              Harvard University
                                    100 First Stamford Place
                                    Suite 402
                                    Stamford, CT 06904-2340

Gerald M.          Director,        Chairman, Chief
Levin              Chairman,        Executive Officer and
                   Chief            President, Time Warner*
                   Executive
                   Officer and
                   President

Philip R.          Senior Vice      Senior Vice President,
Lochner, Jr.       President        Time Warner*

Henry              Director         Chairman and Chief
Luce, III                           Executive Officer,
                                    The Henry Luce
                                    Foundation, Inc.
                                    720 Fifth Avenue
                                    New York, NY  10019
                                    (private foundation)

Reuben Mark        Director         Chairman and Chief
                                    Executive Officer
                                    Colgate-Palmolive Company
                                    300 Park Avenue
                                    New York, NY 10022

J. Richard         Director         Chairman of the
Munro                               Executive Committee,
                                    Time Warner*

Richard D.        Director          Chairman and Chief
Parsons                             Executive Officer,
                                    Dime Savings Bank
                                    589 Fifth Avenue
                                    New York, NY  10017
                                    (banking)

Donald S.          Director         Former Chairman,
Perkins                             Jewel Companies Inc.
                                    Suite 2700
                                    One First National Plaza
                                    Chicago, IL  60603
                                    (retailing)

Raymond S.         Director         Financial Consultant and
Troubh                              Director of Various
                                    Companies
                                    10 Rockefeller Plaza
                                    New York, NY  10020
                                    (financial consultant)

Bert W.            Executive Vice   Executive Vice President
Wasserman          President and    and Chief Financial
                   Chief            Officer, Time Warner*
                   Financial Officer

Francis T.         Director         Former Commissioner of
Vincent, Jr.                        Major League Baseball
                                    Culbro Corporation
                                    387 Park Avenue South
                                    New York, NY 10016

* The business address of Time Warner is 75 Rockefeller Plaza,
      New York, NY  10019.

                                     ANNEX B

                       Directors and Executive Officers of
                           Warner Communications Inc.


                                    Principal Occupation or
Name               Office           Employment and Address

David R. Haas      Senior Vice      Senior Vice President and
                   President        Controller, Time Warner*

Peter R. Haje      Director and     Executive Vice President,
                   Executive Vice   Secretary and General
                   President        Counsel, Time Warner*

Geoffrey W.        Director         Senior Vice President,
Holmes                              Time Warner*

Tod R. Hullin      Director         Senior Vice President,
                                    Time Warner*

Deane F.           Office of the    Office of the President,
Johnson            President        Warner Communications
                                    Inc., 1271 Avenue of the
                                    Americas New York, NY
                                    10020

Gerald M.          Director,        Chairman, President and
Levin              President and    Chief Executive Officer,
                   Chief Executive  Time Warner*
                   Officer

Bert W.            Director and     Executive Vice President
Wasserman          Executive Vice   and Chief Financial
                   President        Officer, Time Warner*

* The business address of Time Warner is 75 Rockefeller Plaza,
        New York, NY  10019.

                                            EXHIBIT 5


         THIS ASSIGNMENT AND ASSUMPTION AGREEMENT is entered into this 4th day of April, 1994 between Time Warner Inc.
("Assignor") and Warner Communications Inc. ("Assignee").

         WHEREAS, Assignor entered into a Stock Purchase Agreement with Atari Corporation ("Atari Corp.") dated as of March 24, 1994 (the "Stock Purchase Agreement"), pursuant to which Assignor agreed to purchase, subject to certain conditions, 1,500,000 shares of common stock of Atari Corp. and subject to certain conditions, has the right to acquire additional shares of Atari Corp. common stock;

         WHEREAS, Assignor has the right under the Stock Purchase
Agreement to assign its rights and obligations thereunder to one of its wholly-owned subsidiaries;

         WHEREAS, Assignee is a wholly-owned subsidiary of Assignor;

         WHEREAS, Assignor desires to assign all of its rights and obligations under the Stock Purchase Agreement to Assignee and Assignee has agreed to assume of such rights and obligations of Assignor;

         NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto hereby agree as follows:

         1. Assignment. Effective the date hereof, (the "Effective Date"), Assignor hereby assigns to Assignee without recourse and without representation or warranty, all of Assignor's rights, title and interest arising under the Stock Purchase Agreement and the related Letter Agreement dated March 24, 1994 by and between Assignor, Atari Corp. and Atari Games Corporation respecting Registration Rights (the "Letter Agreement").

         2. Assumption. Effective the Effective Date, the Assignee hereby assumes from Assignor, all of Assignor's obligations arising under the Stock Purchase Agreement and the Letter Agreement. On the Effective Date, the Assignee shall be deemed the "Purchaser" for all purposes of the Stock Purchase Agreement and all references to "Time Warner" in the Letter Agreement shall be deemed to refer to Assignee. The address of Assignee for notice purposes shall be:

                        Warner Communications Inc.
                        75 Rockefeller Plaza
                        New York, NY 10019
                        Attention:  General Counsel


                        With a copy to:

                        Time Warner Inc.
                        75 Rockefeller Plaza
                        New York, NY 10019
                        Attention:  General Counsel
                        Facsimile:  (212) 397-0657

         3.    THIS ASSIGNMENT SHALL BE GOVERNED BY AND CONSTRUED
IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT
REFERENCE TO PRINCIPLES OF CONFLICTS OF LAW.

         4. No term or provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing, signed by all parties hereto.

         5. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, taken together, shall constitute one and the same Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement as of the date first above written.

                          WARNER COMMUNICATIONS INC.


                          By /s/Thomas W. McEnerney
                            Name: Thomas W. McEnerney
                            Title: Vice President



                           TIME WARNER INC.
                          By /s/Peter R. Haje
                            Name: Peter R. Haje
                            Title: Executive Vice President


Acknowledged:

ATARI CORPORATION


By /s/Adron Beene
  Name: Adron Beene
  Title: Vice President

April 20, 1994

Securities and Exchange Commission
Judiciary Plaza
450 Fifth St., NW
Washington, DC  20549

Re:  Amendment No. 4 to Schedule 13D Re: Atari Corporation

Gentlemen:

     On behalf of Time Warner Inc., a Delaware corporation ("Time Warner") and Warner Communications Inc., a Delaware corporation and wholly owned subsidiary of Time Warner, the following Amendment No. 4 to Schedule 13D (the "Statement") amending the filing pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and Regulation 13D-G thereunder. The Statement relates to shares of Common Stock, par value $.01 per share, of Atari Corporation, a Nevada corporation ("Atari").

     By copy of this letter, manually signed copies of the Statement will be sent to Atari at its principal executive office by express mail and to the American Stock Exchange.

Very truly yours,

Joan T. Pincus
Administrative Attorney

cc:  Atari Corporation
     American Stock Exchange